EXHIBIT 21.1

Subsidiaries of Golar LNG Partners LP

Subsidiary	Ownership Interest	Jurisdiction of Formation
Golar Partners Operating LLC	100%	Republic of the Marshall Islands
Golar Maritime (Asia) Inc.	100%	Republic of Liberia
Oxbow Holdings Inc.	100%	British Virgin Islands
Aurora Management Inc.	90%	Republic of Liberia
Faraway Maritime Shipping Inc.	60%	Republic of Liberia
Golar 2215 UK Ltd.	100%	United Kingdom
Golar Spirit UK Ltd.	100%	United Kingdom
Golar 2215 Corp.	100%	Republic of the Marshall Islands
Golar Serviços de Operação de Embarcações Ltda.	100%	Brazil
Golar LNG 2220 Corp	100%	Republic of the Marshall Islands
Golar Winder (UK) Limited	100%	United Kingdom